                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                   Wandel & Goltermann Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  193369210
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                 Rolf Schmid
                  Managing Director-Finance and Controlling
                 Wandel & Goltermann Management Holding GmbH
                              Box 1262, D-72795
                  Eningen u.A., Federal Republic of Germany
                        Tel No.: 011 49 7121 86-1708
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                       November 18, 1997 (See Item 2(e))
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)





__________________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No.  193369210                                           Page 2 of 8 Pages


  1       NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WANDEL & GOLTERMANN MANAGEMENT HOLDING GMBH
------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (A) [ ]
                                                                                                                       (B) [ ]
------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

          WC OR 00
------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          FEDERAL REPUBLIC OF GERMANY
------------------------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      Number of                 3,285,600
        Shares          ------------------------------------------------------------------------------------------------------
     Beneficially       8       SHARED VOTING POWER
       Owned by
         Each           ------------------------------------------------------------------------------------------------------
      Reporting
        Person
         With           9       SOLE DISPOSITIVE POWER

                                3,285,600
                        ------------------------------------------------------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                        ------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,285,600

------------------------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          62.5%
------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          00
------------------------------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  193369210                                 Page   3   of    8   Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Wandel & Goltermann Technologies, Inc. (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by Wandel & Goltermann Management Holding GmbH ("WG Holding" or the "Reporting Person") are amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND

         The first sentence of the fifth paragraph of Item 2(e) is deleted and replaced in its entirety with the following sentence:

                  Since the Issuer IPO, WG Holding, WG Predecessor and their wholly-owned subsidiaries (the "WG Companies") have acquired and disposed of an aggregate of 349,100 and 63,500 shares of Common Stock, respectively, in market transactions ("Market Transactions").

         In addition, the following paragraph is added at the end of the response to Item 2:

                  (f) The name, business or residence address, present principal occupation or employment and the citizenship of each Managing Director of the Reporting Person and of each member of the Supervisory Board of the Reporting Person are set forth in Exhibit 1 hereto, which is incorporated herein by reference. During the past five years, to the best of Reporting Person's knowledge, none of its Managing Directors or members of its Supervisory Board has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
         (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change except for the deletion and replacement of the second paragraph of Item 3 with the following:

                  Shares acquired by WG Holding or WG Predecessor in Market Transactions (349,100 shares in the aggregate) were acquired using working capital at market prices ($4,681,675 in the aggregate).

ITEM 4.  PURPOSE OF THE TRANSACTION

         No change except for the deletion and replacement of the second paragraph of Item 4 with the following two paragraphs:

                  The Reporting Person holds and expects to maintain a controlling equity interest in the Issuer. Accordingly, the Reporting Person has the ability to elect the entire Board of Directors of the Issuer and to remove any or all directors of the Issuer, without requiring the consent or approval of any other shareholder of the Issuer. Any acquisition of Common Stock by the Reporting Person as a consequence of the WG Restructuring Transactions (see Item 2(e)) is merely the consequence of an internal restructuring of ownership by the Reporting Person of

CUSIP No.  193369210                                 Page   4   of    8   Pages


         certain of its operating and nonoperating subsidiaries. Acquisitions of an aggregate of 349,100 shares of Common Stock in Market Transactions subsequent to the Issuer IPO were effected in order to increase the WG Companies' ownership interest and investment in the Issuer. Depending upon their evaluation of the Issuer's business and prospects, and upon future developments (including, without limitation, performance of the Common Stock in the market, availability of funds, alternative uses of funds, business plans of the WG Companies and stock market and general economic conditions), the Reporting Person (or other persons that may be deemed affiliated with the Reporting Person) may from time to time purchase additional shares of Common Stock and may from time to time dispose of all or a portion of the Common Stock held by such person, or cease buying or selling Common Stock. Any such additional purchases or sales of Common Stock may be in open market or privately negotiated transactions or otherwise.

                  On November 18, 1997, the Reporting Person advised the Board of Directors of the Issuer that it was considering pursuing various strategic transactions, certain of which might involve or affect the Issuer. Although the Reporting Person has not made any definitive proposal to the Issuer, among the alternatives under consideration by the Reporting Person are (i) a merger of the Issuer with one or more affiliates of the Reporting Person or (ii) a transaction in which the Reporting Person would acquire all of the shares of the Issuer not currently owned by the Reporting Person. The Reporting Person also advised the Board of Directors of the Issuer that, although no assurances could be given that it would make any proposal to the Issuer, were such a proposal to be made the Reporting Person would expect to present it to the Issuer prior to December 31, 1997.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         No change except that Items 5(a), 5(b) and 5(d) are deleted and replaced by the following:

                  (a) WG Holding is the direct beneficial owner of 3,285,600 shares of Common Stock, or 62.5% of the 5,261,022 shares of Common Stock outstanding on September 30, 1997.

                  (b) WG Holding has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,285,600 shares of Common Stock.

                  (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,285,600 shares of Common Stock.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change except for the addition of the following as a new third paragraph of Item 6:

                  In their capacities as Managing Directors of the Reporting Person, any two of Messrs. Albrecht Wandel, Peter Wagner and Rolf Schmid, acting together, may cause the Reporting Person to exercise its voting and investment power over the shares of Common Stock held directly and beneficially by the Reporting Person and, accordingly, may be deemed to share beneficial ownership of such shares. Each of Messrs. Wandel, Wagner and Schmid disclaim individual beneficial ownership of the shares of Common Stock held directly and beneficially by the Reporting Person. In addition, none of the members of the Supervisory Board of the Reporting Person share voting or investment power over the shares of Common Stock held directly or beneficially by the Reporting Person. Except to the extent they may be deemed to be beneficial owners of shares of Common Stock owned directly and beneficially by the Reporting Person by

CUSIP No.  193369210                                 Page   5   of    8   Pages


         virtue of their positions with the Reporting Person, to the best of the Reporting Person's knowledge, none of the Managing Directors or members of the Supervisory Board of the Reporting Person own any shares of the Common Stock except that Mr. Schmid holds 500 shares, Mr. Goltermann holds 47,850 shares, Mr. Simmross holds 1,400 shares and Mr. Walper holds 2,600 shares. None of these shares were acquired within the last 60 days except for open market purchases of 1,000 shares acquired by Mr. Goltermann on September 23, 1997 and 1,000 shares acquired by Mr. Walper on October 10, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed as part of this Schedule 13D:

                  Exhibit 1 - Name, business or residence address, present principal occupation or employment and citizenship of each Managing Director and member of the Supervisory Board of WG Holding.

CUSIP No.  193369210                                 Page   6   of    8   Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:     November 20, 1997             WANDEL & GOLTERMANN MANAGEMENT
        --------------------             HOLDING GMBH


                                         By: /s/ Rolf Schmid
                                             ----------------------------------
                                             Rolf Schmid, Managing Director and
                                                  Chief Financial Officer